Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT SCHEDULE
The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on June 30, 2026, the board of directors of the Company, in accordance with what was decided at the Company’s shareholders’ meeting held on April 28, 2026, has resolved to make available to the shareholders the total sum of Ps. 39,999,772,000.- as cash dividends, equivalent to Ps. 24.9025239772688 per share of Ps. 1 par value, an amount representing 2,490.2524% of the Company's capital stock as of this date, in 3 (three) equal and consecutive installments of Ps. 13,333,257,333.33.- each, to be paid according to the following schedule: (i) the first installment between July 1 and July 15, 2026; (ii) the second installment between August 1 and August 15, 2026; and (iii) the third installment between September 1 and September 15, 2026."
The Company will deduct from this payment of such cash dividends any amount paid by the Company for the Personal Asset Tax, pursuant to terms set by the unnumbered article incorporated below article 25 of Law 23,966, incorporated by Law No. 25,585. Furthermore, the dividend distribution is subject to a 7% withholding tax pursuant to Articles 97 and 193 of the Argentine Income Tax Law.
The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the listing rules.
Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by regulatory rules in place for the conversion of the portion of said dividend into foreign currency and the applicable rules of the jurisdiction in which such ADRs are listed.
Autonomous City of Buenos Aires, June 30, 2026.

A. Enrique Pedemonte
Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183